                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OF 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 1999
   (CONTAINING QUARTERLY INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 1999)

                             COMMTOUCH SOFTWARE LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                6 HAZORAN STREET
                      POLEG INDUSTRIAL PARK, P.O. BOX 8511
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F ___

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  ____     No  X

                             COMMTOUCH SOFTWARE LTD.

                                    FORM 6-K

                                      INDEX


PART I. FINANCIAL INFORMATION

        Item 1. Financial Statements

                Condensed Consolidated Balance Sheets

                December 31, 1998 (Audited) and September 30, 1999 (Unaudited)

                Condensed Consolidated Statements of Operations Three and Nine months ended September 30, 1999 and 1998 (Unaudited)

                Condensed Consolidated Statements of Cash Flows Nine months ended September 30, 1999 and 1998 (Unaudited)

                Note to Condensed Consolidated Financial Statements (Unaudited)

        Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

PART II. OTHER INFORMATION

        Item 6. Exhibit

Exhibit               Description of Document
-------               -----------------------
  1       October 27, 1999 Press Release:  "Commtouch Revenues increase
              102 percent over last quarter"


Signatures

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                             SEPTEMBER 30,     DECEMBER 31,
                                                                 1999              1998
                                                             -------------     ------------
                                                             (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents                                    $ 67,708          $    834
  Available for sale securities                                   4,930                --
  Trade receivables                                               1,501               133
  Prepaid marketing expenses relating to Go2Net warrant           4,386                --
  Prepaid expenses and  other accounts receivable                 1,056               244
                                                               --------          --------
          Total current assets                                   79,581             1,211
Severance Pay Fund                                                  318               223
Property and Equipment, net                                       4,049               932
                                                               --------          --------
                                                               $ 83,948          $  2,366
                                                               ========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Short-term bank line of credit                               $     --          $  1,328
  Current portion of bank loans and capital leases                  147               112
  Trade payables                                                    919               446
  Employees and payroll accruals                                    941               313
  Deferred revenue                                                  435                74
  Other liabilities                                                 813               378
                                                               --------          --------
          Total current liabilities                               3,255             2,651
                                                               --------          --------
Long-term Portion of Bank Loans and Capital Leases                   47               164
Accrued Severance Pay                                               418               366
                                                               --------          --------
                                                                    465               530
                                                               --------          --------
Commitments and Contingent Liabilities:                              --                --

Shareholders' Equity (Deficit)
  Convertible preferred shares                                       --                74
  Ordinary shares                                                   204                27
  Additional paid-in capital                                    111,844            11,256
  Stock-based employee deferred compensation                     (6,551)             (418)
  Notes receivable from shareholders                             (1,225)              (77)
  Unrealized holding gains                                           39                --
  Accumulated deficit                                           (24,083)          (11,677)
                                                               --------          --------
          Total shareholders' equity  (deficit)                  80,228              (815)
                                                               --------          --------
                                                               $ 83,948          $  2,366
                                                               ========          ========


The accompanying note is an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                  SEPTEMBER 30,                    SEPTEMBER 30,
                                                             -----------------------         ------------------------
                                                               1999            1998             1999            1998
                                                             -------         -------         --------         -------
Email Services - revenue ............................        $ 1,117         $   130         $  2,015         $   221
Cost of Email services - revenue ....................          1,325             166            2,371             310
                                                             -------         -------         --------         -------
Gross loss ..........................................           (208)            (36)            (356)            (89)
                                                             -------         -------         --------         -------
Operating expenses:
  Research and development, net .....................            797             308            1,511             879
  Sales and marketing ...............................          2,006             509            3,562           1,474
  General and administrative ........................          1,485             151            3,330             426
  Amortization of the prepaid marketing expenses
     relating to Go2Net warrant .....................          1,464              --            1,464              --
  Amortization of stock-based employee
     deferred compensation ..........................          1,096              18            2,495              28
                                                             -------         -------         --------         -------
          Total operating expenses ..................          6,848             986           12,362           2,807
                                                             -------         -------         --------         -------
Operating loss ......................................         (7,056)         (1,022)         (12,718)         (2,896)
Interest income (expense) and other, net ............            577             (28)             312            (114)
                                                             -------         -------         --------         -------
Net loss ............................................        $(6,479)        $(1,050)        $(12,406)        $(3,010)
                                                             =======         =======         ========         =======
Basic and diluted net loss per share ................        $ (0.51)        $ (0.72)        $  (2.25)        $ (2.07)
                                                             =======         =======         ========         =======
Weighted average number of shares used in
  computing basic and diluted net loss per
  share .............................................         12,719           1,450            5,510           1,450
                                                             =======         =======         ========         =======

The accompanying note is an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   NINE MONTHS
                                                                                      ENDED
                                                                                   SEPTEMBER 30,
                                                                            ------------------------
                                                                              1999            1998
                                                                            --------         -------
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss .........................................................        $(12,406)        $(3,010)
     Adjustments to reconcile net loss to net cash used
       in operating activities:
     Depreciation and amortization .................................             963             169
     Amortization of stock-based employee deferred
       compensation and warrants issued for service
       received and bank line of credit ............................           2,855             202
     Amortization of warrant issued to Go2Net ......................           1,464              --
     Loss from sale of asset .......................................               3              --
     Increase in trade receivables .................................          (1,368)            (42)
     Increase in other accounts receivable and prepaid expenses ....            (812)           (197)
     Increase in trade payables ....................................             473              27
     Increase in other liabilities .................................           1,063              52
     Increase in deferred revenue ..................................             361             103
     Increase (decrease) in accrued severance pay, net .............             (43)             29
                                                                            --------         -------
       Net cash used in operating activities .......................          (7,447)         (2,667)
                                                                            --------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of available for sale securities ........................          (4,891)             --
  Sale proceeds from sale of asset .................................              13              --
  Purchase of property and equipment ...............................          (4,096)           (286)
                                                                            --------         -------
       Net cash used in investing activities .......................          (8,974)           (286)
                                                                            --------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term bank line of credit, net ..............................          (1,328)            595
  Principal payment of bank loans ..................................              --             (94)
  Payment of notes receivable ......................................              54              --
  Payment of capital lease .........................................             (82)            (26)
  Proceeds from issuance of shares .................................          84,651           3,013
                                                                            --------         -------
       Net cash provided by financing activities ...................          83,295           3,488
                                                                            --------         -------
Increase in cash and cash equivalents ..............................          66,874             535
Cash and cash equivalents at the beginning of the period ...........             834             324
                                                                            --------         -------
Cash and cash equivalents at the end of the period .................        $ 67,708         $   859
                                                                            ========         =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITY:
Cash paid during the year:
Interest ...........................................................        $     70         $   116
                                                                            ========         =======
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
  Capital lease obligations ........................................        $     --         $   315
                                                                            ========         =======

  Ordinary shares issued for notes receivable from shareholders ....        $  1,202         $    --
                                                                            ========         =======


    The accompanying note is an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

               NOTE TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1. Basis of Presentation:

        The condensed consolidated financial statements have been prepared by Commtouch Software Ltd., without audit, and include the accounts of Commtouch Software Ltd. and its wholly-owned subsidiary (collectively the "Company"). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at September 30, 1999 and the operating results and cash flows for the reported periods. These financial statements and notes should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 1998, which were filed with the Securities and Exchange Commission on Form F-1.

                The results of operations for the three and nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the future quarters or the year ending December 31, 1999.

PART I. FINANCIAL INFORMATION

ITEM 2.              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. CommTouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's prospectus dated July 13, 1999.

OVERVIEW

We are a leading global provider of outsourced email and other messaging services. Our flexible and highly customizable solutions enable us to satisfy the different email and messaging needs of a wide range of business partners, including websites of all sizes and businesses worldwide. As of September 30, 1999, we had approximately 137 business partners offering our Web-based email from their sites. Our business partners include Excite, Go2Net, FortuneCity, Talk City and Nippon Telephone and Telegraph. Through our business partners' sites we serve approximately 5.7 million emailboxes. In November 1998, we launched our ZapZone Network service, which enables sites to provide email to their end users at no cost. As of September 30, 1999, we had registered approximately 150,000 sites through the ZapZone Network service, and were serving over 902,000 ZapZone Network emailboxes. Business partners may provide us with a large number of users but pay a relatively small minimum annual service fee. Consumers have historically been reluctant to pay for services on the Internet, and therefore end users may not be willing to pay for premium services. Since untargeted advertising on the Internet has not shown a significant success rate, advertisers may not be willing to pay us to provide banner advertising or direct e-marketing.

INITIAL PUBLIC OFFERING

On July 16, 1999, the Company completed its initial public offering and raised $70,786,000, net of underwriters commission, from the public offering (including the exercise of the underwriters' overallotment option) and the private placement from the strategic partnership with Go2Net and Vulcan Ventures (see note below).

STRATEGIC TRANSACTION

Concurrently with the sale of the shares in the initial public offering, we entered into an agreement with Go2Net, a network of branded, technology- and community-driven websites focused on personal finance, commerce, and games. Go2Net also develops Web-related software. Pursuant to the agreement we will offer Go2Net's end users with a private label email service, including our email, calendaring and other services. The services will be customized to the look and feel of Go2Net's websites. The terms of this agreement are substantially the same as our commercial agreements with other business partners except that we have agreed to share a materially greater portion of our advertising revenues with Go2Net than we are sharing under other similar agreements. In addition, in connection with the agreement, we issued to Go2Net a warrant to purchase 1,136,000 ordinary shares at a per share exercise price of $12.80, subject to adjustment as set forth in the warrant. The warrant is fully vested and non-forfeitable. The warrant will expire on July 16, 2004, the fifth anniversary of the initial public offering. The fair value of the warrant, estimated at $5.8 million, will be amortized to operating expenses ratably over the minimum term of the agreement, or one year. Simultaneously with the sale of the shares in the initial public offering, we sold 1,344,086 ordinary shares to Go2Net and Vulcan Ventures Incorporated at $14.88 per share in a private placement. In the future, we may have to issue in-the-money warrants to acquire our ordinary shares to business partners who provide us with a large base of potential end users. We may also have to provide these business partners with more favorable commercial terms than we have previously provided to our business partners. The issuance of in-the-money warrants and the grant of more favorable terms to business partners may further dilute our shareholders, increase our operating loss in the future and cause our stock price to fall.

RESULTS OF OPERATIONS

The following table sets forth financial data for the three month and nine month periods ended September 30, 1999 and 1998 (in thousands):

                                                               THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,                    SEPTEMBER 30,
                                                             -----------------------         ------------------------
                                                                1999            1998             1999            1998
                                                             -------         -------         --------         -------
Email services revenue ..............................        $ 1,117         $   130         $  2,015         $   221
Cost of Email services revenue ......................          1,325             166            2,371             310
                                                             -------         -------         --------         -------
Gross loss ..........................................           (208)            (36)            (356)            (89)
                                                             -------         -------         --------         -------
Operating expenses:
  Research and development, net .....................            797             308            1,511             879
  Sales and marketing ...............................          2,006             509            3,562           1,474
  General and administrative ........................          1,485             151            3,330             426
  Amortization of the prepaid marketing expenses
     relating to Go2Net warrant .....................          1,464              --            1,464              --
  Amortization of stock-based employee
     deferred compensation ..........................          1,096              18            2,495              28
                                                             -------         -------         --------         -------
          Total operating expenses ..................          6,848             986           12,362           2,807
                                                             -------         -------         --------         -------
Operating loss ......................................         (7,056)         (1,022)         (12,718)         (2,896)
Interest income (expense) and other, net ............            577             (28)             312            (114)
                                                             -------         -------         --------         -------
Net loss ............................................        $(6,479)        $(1,050)        $(12,406)        $(3,010)
                                                             =======         =======         ========         =======


COMPARISON OF THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

Revenues. Email service revenues increased from $130,000 for the three months ended September 30, 1998 to $1,117,000 for the three months ended September 30, 1999. Email service revenue increased from $221,000 for the nine months ended September 30, 1998 to $2,015,000 for the nine months ended September 30, 1999. The key factor contributing to the growth of our revenues for the three and nine month periods ended September 30, 1999 is the increase in the number of business partners that have contracts that are generating revenue for the Company. As of September 30, 1999, the Company had backlog from minimum service fee contracts amounting to approximately $6,500,000, which will be recognized as revenue over future quarters.

Cost of Revenues. Our cost of revenues increased from $166,000 for the three months ended September 30, 1998 to $1,325,000 for the three months ended September 30, 1999 and increased from $310,000 for the nine months ended September 30, 1998 to $2,371,000 for the nine months ended September 30, 1999 because of the increase in the number of business partners and one time charges for headhunter fees. Costs of revenues consisted primarily of costs related to Internet data center services from a third-party provider, depreciation of equipment, Internet access, personnel and related costs. We expect cost of revenues to increase on an absolute basis, primarily as a result of an increase in our email service revenues, but to decrease as a percentage of email service revenues due to economies of scale.

Research and Development Costs, Net. Research and development costs consist primarily of personnel and related costs, depreciation of equipment, supply costs and royalties paid to the Israeli Government for grants received in prior years for research and development activities. These royalties are paid at rates ranging from 3% to 5% of total revenues. We do not expect to receive further grants from the Israeli Government. Our research and development costs increased from $308,000 for the three months ended September 30, 1998 to $797,000 for the three months ended September 30, 1999 and from $879,000 from the nine months ended September 30, 1998 to $1,511,000 for the nine months ended September 30, 1999, due primarily to higher personnel and related costs. We expect that research and development costs, net, will increase in absolute dollar amounts due to increases in personnel costs related directly to new employees being hired to develop new service offerings, however such costs will decrease as a percentage of revenues.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel and related costs, public relations, direct sales efforts, including travel expenses and royalties paid to the Israeli Government for grants received in prior years for marketing activities. Our sales and marketing expenses increased from $509,000 for the three months ended September 30, 1998 to $2,006,000 for the three months ended September 30, 1999 and increased from $1,474,000 for the nine months ended September 30, 1998 to $3,562,000 for the nine months ended September 30, 1999 due primarily to marketing and other costs to support the growth of our email service revenues. We expect sales and marketing expenses to significantly increase in the future in absolute dollar amounts due to increases in personnel costs related directly to new employees being hired to conduct sales to business partners and the related market support to further develop our brand. We expect that for the next several quarters, the increase in sales and marketing expenses will be somewhat proportionate to the increase in revenues. If we achieve significant revenue growth, we expect that sales and marketing expenses will start to decline as a percentage of total revenues as we hire additional personnel and continue to support and develop the email service business.

General and Administrative. General and administrative costs consist primarily of personnel and related costs, professional services and facility costs. Our general and administrative expenses increased from $151,000 for the three months ended September 30, 1998 to $1,485,000 for the three months ended September 30, 1999, and increased from $426,000 for the nine months ended September 30, 1998 to $3,330,000 for the nine months ended September 30, 1999, due primarily to substantially higher personnel and related costs, facility costs, higher fees for outside professional services and other costs to support the growth of our email service revenues. We expect general and administrative costs to increase on an absolute basis due to increased personnel and related costs, higher facility costs associated with additional personnel and other costs necessary to support and develop the email service business. We expect that general and administrative expenses as a percentage of total revenues will start to decline in the next several quarters.

Amortization of the Prepaid Marketing Expenses relating to Go2Net warrant. Amortization of the prepaid marketing expenses relating to the Go2Net warrant was $1,464,000 for the three months, and nine months, ended September 30, 1999. The prepaid marketing expense is being amortized using the straight line method over the minimum term of the contract, or one year.

Amortization of Stock-based Employee Deferred Compensation. Our stock-based employee compensation expenses increased from $18,000 for the three months ended September 30, 1998 to $1,096,000 for the three months ended September 30, 1999 and from $28,000 for the nine months ended September 30, 1998 to $2,495,000 for the nine months ended September 30, 1999. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years, and was slightly higher in the third quarter of 1999 then decreasing in each successive quarter.

Interest Income/(Expense) and Other Expense, Net. Our interest income/(expense) and other expense, net, decreased from a net expense of $28,000 for the three months ended September 30, 1998 to a net income of $577,000 for the three months ended September 30, 1999, due primarily to increased recognized costs of warrants granted to the Bank Lepituach Ha Taasia B'Israel Ltd. "Bank Lepituach Ha Taasia" net of interest income earned from cash and cash equivalents since the initial public offering. In April 1999, we fully repaid the short-term bank line of credit to Bank Lepituach Ha Taasia, and they fully exercised all their warrants.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations principally from the sale of equity securities and to a lesser extent from bank loans and research and development and royalty-bearing marketing grants from the Israeli government. On July 16, 1999, the Company raised $70,786,000, net of underwriters commission ($66,177,000 net of expenses), from the public offering (including the exercise of the underwriters' overallotment option) and the private placement from the strategic partnership with Go2Net and Vulcan Ventures. As of September 30, 1999, we had $67,708,000 in cash and cash equivalents.

Net cash provided by financing activities was $83,295,000 for the nine months ended September 30, 1999. Net cash used in operating activities was $7,447,000 for the nine months ended September 30, 1999. Net cash used for operating activities is comprised of net loss for the nine months, partially offset by depreciation, amortization expenses, increases in other accounts receivable and prepaid expenses. Net cash used in investing activities was $8,974,000 for the nine months ended September 30, 1999. These investing activities consisted of purchases of property and equipment and purchases of available for sale securities.

As of September 30, 1999, we had net working capital of $76,326,000. The short-term bank line of credit was repaid in April 1999. Through March 31, 1999, we issued to Bank Lepituach Ha Taasia warrants to purchase 96,340 ordinary shares. Bank Lepituach Ha Taasia exercised the warrants in the second quarter of 1999.

In the first quarter of 1999, we issued Series C Convertible Preferred Shares to investors resulting in net proceeds of $5.3 million. In the second quarter of 1999, we issued to investors Convertible Promissory Notes which later converted into 42,081 Series D

Convertible Preferred Shares resulting in net proceeds of approximately $13.2 million. All of our convertible preferred shares automatically converted into ordinary shares upon the closing of our initial public offering on July 16, 1999.

YEAR 2000 ISSUE

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations, causing disruptions of operations for any company using such computer programs or hardware, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. As a result, many companies' computer systems may need to be upgraded or replaced in order to avoid Year 2000 issues.

We are a comparatively new enterprise, and, accordingly, the majority of the software and hardware we use to manage our business has been purchased or developed by us within the last 24 months. While this fact does not uniformly protect us against Year 2000 exposure, we believe we gain some mitigation from the fact that the information technology (IT) we use to manage our business is not based upon "legacy system" hardware and software. "Legacy system" is a term often used to describe hardware and software systems which were developed in previous decades when there was less awareness of Year 2000 issues. Generally, hardware and software design in this decade and the past several years in particular has given greater consideration to Year 2000 issues. All of the software code we have internally developed to manage our network traffic, for example, uses four digits to define the applicable year.

We are in the process of testing our internal IT and non-IT systems. To date, we have only completed preliminary testing of our internally developed IT and non-IT systems. All of the testing we have completed has been performed by our own personnel; to date, we have not retained any outside service or consultants to test or review our systems for Year 2000 compliance. Based on the testing we have performed, we believe that such software is Year 2000 compliant; however, we intend to complete more extensive testing in the fourth quarter of 1999.

In addition to our internally developed software, we utilize software and hardware developed by third parties for both our network and internal information systems. To date, we have not done any testing of such third-party software or hardware to determine Year 2000 compliance. We have, however, obtained certifications from our key suppliers of hardware and networking equipment for our data centers that such hardware and networking equipment is Year 2000 compliant. Additionally, we have received assurances from the providers of key software applications for our internal operations that their software is Year 2000 compliant. Based upon an initial evaluation of our broader list of software and hardware providers, we believe that all of these providers are reviewing and implementing their own Year 2000 compliance programs, and we will work with these providers to address the Year 2000 issue and continue to seek assurances from them that their products are Year 2000 compliant.

In addition, we rely on third party network infrastructure providers to gain access to the Internet. If such providers experience business interruptions as a result of their failure to achieve Year 2000 compliance, our ability to provide Internet connectivity could be impaired, which could have a material adverse effect on our business, results of operations and financial condition.

Our customers' success in maintaining Year 2000 compliance is also significant to our ability to generate revenues and execute our business plan. We currently derive revenue by charging a fixed fee per month for each mailbox we host, by charging a service fee plus advertising sharing or by sharing advertising revenues with our customers. In either case, interruptions in our customers' services and online activities caused by Year 2000 problems could have a material, adverse effect on our revenues to the extent that such interruptions limit or delay our customers' ability to expand their base of email users.

We have not incurred any significant expenses to date, and we do not anticipate that the total costs associated with our Year 2000 remediation efforts, including both expenses already incurred and any to be incurred in the future, will exceed $100,000. However, if we, our customers, our providers of hardware and software, or our third party network providers fail to remedy any Year 2000 issues, our service could be interrupted and we could experience a material loss of revenues that could have a material adverse effect on our business, results of operations, and financial condition. We would consider such an interruption to be the most reasonably likely unfavorable result of any failure by us, or the third parties upon whom we rely, to achieve Year 2000 compliance. Presently, we believe we are unable to reasonably estimate the duration and extent of any such interruption, or quantify the effect it may have on our future revenues. We have yet to develop a comprehensive contingency plan to address the issues which could result from such an event. We are prepared to develop such a plan if our ongoing assessment leads us to conclude we have significant exposure based upon the likelihood of such an event.

EFFECTIVE CORPORATE TAX RATES

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments in two separate plans, and is therefore eligible for certain tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of eight years depending on the level of foreign investment in CommTouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise programs, or that the provisions of the law will not change. Moreover, notwithstanding these tax benefits, to the extent we receive income from countries other than Israel, such income may be subject to withholding tax.

Since we have incurred tax losses through December 31, 1998, we have not yet used the tax benefits for which we are eligible.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

Most of our sales are in dollars. However, a large portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses, primarily our research and development expenses, is denominated in NIS. For the purposes of our financial statements, costs not effectively denominated in dollars are translated to dollars when recorded, at prevailing exchange rates and will increase if the rate of inflation in Israel exceeds the devaluation of the NIS as compared to the dollar or if the timing of such devaluations lags considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/dollar exchange rate. We might also be affected by the dollar exchange rate to the major European and Asian currencies, due to the fact that we derive revenues from business partners in Europe and Asia.

In recent years (until 1997), inflation in Israel exceeded the devaluation of the NIS against the dollar and the Company experienced increases in the dollar cost of its operations in Israel. Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in the Consolidated Financial Statements in current operations. In the fourth quarter of 1998 the rate of exchange between the NIS and the dollar fluctuated more significantly than in prior periods.

The representative exchange rate, as reported by the Bank of Israel, was NIS
4.276 for one dollar on September 30, 1999.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

We develop our technology in Israel and provide our services in North America, India, Europe and the Far East. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Our interest expense on our capital lease obligations with a U.S. leasing company is sensitive to changes in the general level of U.S. interest rates. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     COMMTOUCH SOFTWARE, LTD.
                                                   -----------------------------
                                                          (Registrant)

Date December 02, 1999                      By /s/ JAMES E. COLLINS
    -------------------------------           ----------------------------------
                                              James E. Collins
                                              Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit                     Description of Document
-------                     -----------------------
  1       October 27, 1999 Press Release:  "Commtouch Revenues increase
              102 percent over last quarter"